FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to National Stock Exchange of India Limited, dated June 12, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date:	June 12, 2007	By:	/s/ Jyotin Mehta
			Name :	Jyotin Mehta
			Title :	General Manager & Company Secretary

Item 1

Jyotin Mehta
General Manager & Company Secretary

June 12, 2007

Mr. Hari K.
Assistant Vice President
National Stock Exchange of India Kimited
Exchange Plaza, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Re-organisation of subsidiaries

Pursuant to our intimation of March 3, 2007 (copy enclosed for ready reference), we have to inform you as under:

At the outset, we have to inform you that Registrar of Companies, Vadodara has approved the name 'ICICI Financial Services' for the subsidiary proposed to be set up by ICICI Bank Limited (in lieu of the earlier proposed name name of 'ICICI Holdings').

Further, pursuant to initiation of discussions with potential investors for investment in the proposed new subsidiary, we have received definitive offers from investors for subscription to equity shares of the proposed new subsidiary and for entering into definitive agreements for this purpose. The subscription amount is Rs. 26.50 billion towards fresh issue of shares by the proposed new subsidiary, and the investors would thereby acquire a collective stake of 5.9% in the proposed new subsidiary, valuing it at Rs. 446.00 billion on a post-issue basis. The arrangement is subject to receipt of regulatory and other approvals including that of the Reserve Bank of India, the Insurance Regulatory & Development Authority and the Foreign Investment Promotion Board, and would terminate failing receipt of such approvals within a mutually agreed date.

Please take the details on record and advise all members of the Stock Exchange accordingly.

Yours faithfully,

/s/ Jyotin Mehta
Jyotin Mehta

ICICI Bank Limited ICICI Bank Towers 7th Floor, North Tower Bandra-Kurla Complex Mumbai 400 051, India	Tel. (+91-22) 2653 6701 Fax (+91-22) 2653 1228 jyotin.mehta@icicibank.com	Regd. Office: "Landmark" Race Course Circle Vadodara 390 007, India